

SURMODICS, INC. 2002 ANNUAL REPORT

BRINGING SOLUTIONS TO THE SURFACE

QUESTION: WHAT IS SURMODICS' COMPOUND ANNUAL GROWTH RATE? SINCE BECOMING A PUBLIC COMPANY IN 1998, SURMODICS' REVENUE HAS COMPOUNDED AT 3[illegible]%, WITH EARNINGS GROWING AT 48%.



Various photographs in this report were supplied by our Surface Characterization group. The image above, for example, is a microscopic look at an uncoated stent. Note the surface roughness.

The image on the cover is a microscopic image of a stent after it has been coated with SurModics' drug-eluting coating.



$9,779
$13,494
$18,279
$22,693
$29,488
1998
1999
2000
2001
2002

TOTAL REVENUE
(in thousands)



$ .12
$ .13*
$ .22
$ .38**
$ .44
1998
1999
2000
2001
2002

DILUTED NET INCOME PER SHARE

SURMODICS, INC. IS THE LEADING PROVIDER OF SURFACE MODIFICATION SOLUTIONS TO THE MEDICAL DEVICE INDUSTRY. THE COMPANY LICENSES ITS PATENTED COATING PROCESS TO MEDICAL DEVICE MANUFACTURERS AROUND THE WORLD. THE PRIMARY FOCUS OF THE COMPANY IS ITS UNIQUE PHOTOLINK® PROCESS, A VERSATILE, EASILY APPLIED, LIGHT-ACTIVATED COATING TECHNOLOGY THAT MODIFIES MEDICAL DEVICE SURFACES. SURMODICS COATINGS MAKE MEDICAL DEVICES EASIER FOR PHYSICIANS TO USE AND MORE COMPATIBLE WITH THE HUMAN BODY.

SURMODICS' STRATEGY IS TO LICENSE ITS COATING TECHNOLOGY TO MEDICAL DEVICE MANUFACTURERS WHO APPLY THE COATINGS TO PRODUCTS IN THEIR OWN FACILITIES. BY PARTNERING WITH THE WORLD'S LEADING MEDICAL DEVICE AND TECHNOLOGY COMPANIES, SURMODICS LEVERAGES ITS CORE TECHNOLOGY INTO OTHER HIGH-GROWTH, HIGH-VALUE OPPORTUNITIES, INCLUDING GENOMICS, TISSUE ENGINEERING AND DRUG-ELUTING COATINGS.

FINANCIAL HIGHLIGHTS

Fiscal years ended September 30 (Dollars in thousands, except per share data)

	2002	2001	2000	1999	1998
Total revenue	**$ 29,488**	$ 22,693	$ 18,279	$ 13,494	$ 9,779
Coatings revenue	**$ 23,576**	$ 15,861	$ 12,071	$ 7,555	$ 4,112
Coatings royalty revenue	**$ 9,360**	$ 7,781	$ 6,763	$ 3,912	$ 2,205
Income from operations	**$ 10,709**	$ 7,566	$ 5,333	$ 2,419	$ 948
Net income	**$ 7,796**	$ 5,109	$ 4,240	$ 2,286*	$ 1,637
Diluted net income per share	**$ .44**	$ .29	$ .25	$ .14*	$ .12
Pro forma amounts assuming the accounting change was applied retroactively:					
Net income	**$ 7,796**	$ 6,814**	$ 3,669	$ 2,125*	$ 1,633
Diluted net income per share	**$ .44**	$ .38**	$ .22	$ .13*	$ .12

* As adjusted, excluding the reversal of a $2.5 million income tax valuation allowance.
** Before the cumulative effect of a change in accounting principle of $1.7 million.

CUSTOMER NEED	SURMODICS' RESPONSE	MARKET OPPORTUNITIES
Situation One: Drug Delivery A way to release therapeutic drugs from the surface of medical devices.	SurModics engineers developed specialized coatings that allow for the controlled release of drugs from a device surface. Cordis' coronary stent using a SurModics drug-eluting coating is the first such product to reach the market.	Drug-eluting stents are expected to double the size of the current stent market, potentially reaching $5 billion within two years. SurModics is in early development with additional stent manufacturers.
Situation Two: Genomics A more accurate and consistent method of attaching DNA to glass slides.	SurModics scientists created a unique hydrophilic gel coating for glass slides that orients the DNA and holds it away from the surface of the slide for more efficient and consistent microarrays.	The total microarray market stands at an estimated $500 million, growing at 20 percent annually. SurModics currently coats glass slides exclusively for Amersham plc, a leader in genomics, under their CodeLink™ platform.
Situation Three: Tissue Engineering A method to treat living tissues or cells to promote the healing of injuries or treat chronic diseases.	SurModics scientists have developed the ability to coat cells with biocompatible polymers that may promote beneficial responses in patients. SurModics is currently working with Novocell, Inc. to develop a cell-encapsulation coating that may one day lead to a treatment for diabetes.	Diabetes affects more than 6 percent of the population and results in an estimated $44 billion in medical expenses each year in the United States alone.
Situation Four: Lubricity Provide easier access for minimally invasive medical devices to maneuver through the body.	SurModics engineered lubricious coatings that reduce friction over 90 percent on devices such as catheters and guidewires. Such coatings help reduce tissue damage and shorten procedure times.	Lubricious coatings can enhance a wide range of medical devices, including vascular, neuro and urinary catheters and guidewires. The market opportunity is growing rapidly as more minimally invasive medical devices are being developed.
Situation Five: Hemocompatibility A method to reduce the occurrence of blood clots often associated with medical devices.	SurModics developed coatings that can help protect a device from the body's natural tendency to form clots around foreign objects, thereby increasing patient safety.	Many new minimally invasive devices, such as distal protection devices, are used in a patient's vascular system. All such medical devices may benefit from SurModics' hemocompatible coating technology.

DALE R. OLSETH
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



In 2003, SurModics will celebrate five years as a successful, growing public company. Since our initial public offering in March 1998, we have met our primary objective of achieving steady growth. As we write this letter, SurModics' stock price, after a two-for-one stock split, is around $35. An investment of $750 in SurModics stock (100 shares at the $7.50 offering price) at the initial public offering would be worth over $7,000 today. We have come a long way in a relatively short period of time.

In fiscal 2002, SurModics added to its history of success, delivered on past promises to shareholders and reinforced an already strong lineup of products and revenue sources. This year, several events occurred that will likely have a positive impact on the Company in the future: (1) in April, Cordis Corporation, a Johnson & Johnson company, launched a drug-eluting stent in Europe using our coating technology; (2) in July, Amersham plc acquired Motorola's CodeLink™ business, to which SurModics supplies activated slides for microarrays; and (3) early in the fiscal year, SurModics announced a technology investment in Novocell, Inc., a privately held firm that is developing a cure for diabetes.

2002 FINANCIAL REVIEW Fiscal 2002 was the sixth straight year of record, profitable financial results for SurModics. Revenue rose 30 percent to $29.5 million primarily because of a 131 percent increase in reagent sales and a 104 percent increase in commercial development revenue. Royalties continued to fuel a large portion of SurModics' success, accounting for $11.8 million, or 40 percent, of revenue. Royalties represent a key indicator of the success that our clients are enjoying with coated medical devices.

SurModics' strong revenue helped drive a 42 percent increase in operating income in fiscal 2002. Our net income was $7.8 million, or $.44 per diluted share, up from $6.8 million, or $.38 per diluted share, in fiscal 2001 (before the cumulative effect of a change in accounting principle of $1.7 million).


Customers pay license fees for the right to use SurModics' coating technology on their medical devices.
SurModics sells reagent chemicals to licensed customers who use the reagents to coat products in their own facilities.
Medical device manufacturers pay SurModics commercial development fees to optimize reagent formulation and coating processes to best suit a manufacturer's specific requirements.
COMMERCIAL DEVELOPMENT
LICENSE FEES
REAGENT CHEMICAL SALES
ROYALTIES
After a customer's coated product is successfully launched, SurModics earns royalties based on the sales revenue generated by the coated product.
SurModics Revenue Stream

QUESTION:

ANSWER:

EXCITEMENT BUILDS FOR DRUG-ELUTING MEDICAL DEVICES The drug-eluting stent from Cordis Corporation, which uses a SurModics coating, received a favorable early reception in the European market and is generating even more interest within the U.S. physician community. This stent is one of the first medical products to receive Medicare reimbursement approval before the FDA approved the product for sale. The stent recently won unanimous approval at an FDA advisory panel meeting, and we anticipate full FDA approval in early calendar 2003. This will likely result in sizeable royalty revenue for SurModics in the second half of fiscal 2003 and beyond. Be mindful, however, that there is a one-quarter lag between the time a customer begins product sales and the date on which SurModics begins to receive its royalty revenue.

While Cordis is the first manufacturer to reach the market with a drug-eluting stent, SurModics is also working with other manufacturers to develop stent coatings. The drug-eluting stent market is projected to reach the $5 billion level within the next two years. Our goal is to capture at least 50 percent of the market with our versatile coating matrix.

The visibility of drug-eluting stents is leading medical device manufacturers to recognize the benefits of using SurModics' drug-delivery coatings on other devices. We are prepared to meet the demands of new customers by utilizing additional coating suites in our new facility in Bloomington, Minnesota. By the time you read this, SurModics will have six coating suites specifically designed to handle the unique requirements of working with drug-delivery coatings. We intend to be ready for multiple drug-coating opportunities.



JAMES C. POWELL
PRESIDENT AND
CHIEF OPERATING OFFICER

OTHER GROWTH PROSPECTS When Amersham plc, a London-based company, acquired Motorola's CodeLink business in July 2002, SurModics immediately gained an excellent new partner highly focused on the genomics and proteomics marketplace. We have great respect for the vision that Motorola had in this area, and we believe the Amersham partnership provides us the opportunity to build on existing work and establish a stronger presence in the emerging field of genomics. Initial discussions with Amersham have been very positive, and we believe that genomics will continue to be a growth market for our future.

In past annual reports, we've mentioned our tissue engineering capabilities. In fiscal 2002, SurModics made significant progress in furthering our tissue engineering expertise by initiating a strategic


$22,698
$29,719
$48,303
$55,700
$69,995
1998
1999
2000
2001
2002

TOTAL STOCKHOLDERS' EQUITY
(in thousands)


$948
$2,419
$5,333
$7,566
$10,709
1998
1999
2000
2001
2002

INCOME FROM OPERATIONS
(in thousands)

alliance with Novocell. The alliance, which incorporates both development efforts and a $4 million equity investment by SurModics, is aimed at developing a cell encapsulation technology that could revolutionize the treatment of diabetes. This coating encapsulates insulin-producing islet cells in a semi-permeable barrier to reduce the likelihood of rejection by the human body. This technology is several years away from commercialization, but human clinical trials could begin in calendar 2003.

OUTLOOK With another successful year of financial performance in fiscal 2002, SurModics maintains a strong cash position, a broad patent portfolio and exciting long-term growth prospects.

We are committed to building the SurModics of the future through strong business principles and fundamentals. The Company continues to add new licensed applications, and our clients continue to move new coated products onto the market. The result is increasing levels of high-margin royalty revenue. These earnings provide us with the opportunity to further invest in technology to ensure that we provide superior results and service to our clients and business partners.

We go forward with a management team dedicated to the support of the Company's long-term growth. SurModics will also benefit from the expertise of two new individuals recently named to our board of directors: Gerald Fischer, President and Chief Executive Officer of the University of Minnesota Foundation, and José Bedoya, founder and President of Otologics LLC.

We also express our sincere appreciation and acknowledge the contributions of two former board members: James J. Grierson, who retired after serving 14 years, and Dr. Donald S. Fredrickson, who passed away unexpectedly after serving for 11 years.

In fiscal 2003, we anticipate achieving revenue growth in excess of our previously stated long-term goal of 25 percent. Net income growth should be even greater. A key factor in these growth expectations is the timing and market performance of the Cordis drug-eluting stent program.

SurModics will strive to vigorously support our customers and we take seriously our responsibility to perform well for our shareholders and employees. With a clean balance sheet, a strong board of directors and a management team committed to corporate responsibility and integrity, we will steadfastly maintain our commitment to solid business ethics. We are proud of our employees as they respond to the challenges of finding new coating solutions while also serving our valued customers.

We look ahead to an exciting 2003, building on the momentum established over the past several years.

Sincerely,

Dale R. Olseth
Chairman and Chief Executive Officer

James C. Powell
President and Chief Operating Officer

SURMODICS CAPABILITIES — WHAT WE BRING TO THE SURFACE

SURMODICS BRINGS AN UNPARALLELED LEVEL OF SURFACE MODIFICATION EXPERTISE AND EXPERIENCE TO ITS CUSTOMERS. WITH PROVEN TECHNOLOGICAL SUCCESSES AND INDUSTRY-LEADING ADVANCES, SURMODICS EXCELS IN A WIDE RANGE OF COATING APPLICATIONS. FOLLOWING IS A CLOSER LOOK AT SOME OF OUR CORE AREAS OF EXPERTISE.

Question: WHEN DO YOU ANTICIPATE THE MARKET LAUNCH OF A DIABETES PRODUCT FROM YOUR NOVOCELL PARTNERSHIP?



Answer:
This is a longer-term opportunity for SurModics. Animal testing is under way, with human trials slated to begin in 2003. If the research and testing continues to progress well, Novocell hopes to begin commercializing a product in four to five years.

A microscopic image of insulin-producing human islet cells. The uniform coating surrounding each cell illustrates the cell encapsulation technology.

DENISE LENZ
Quality Engineer Manager of Human Use Coatings, SurModics

"Most people don't realize how tiny a stent is or what a small amount of coating is used, yet the combination is making a huge contribution toward eliminating restenosis."





LUBRICIOUS COATINGS If you have ever received a catheter, you understand why lubricious coatings – which create a slippery surface to dramatically reduce friction – are a necessity for a variety of medical devices. In addition to increasing patient comfort, lubricious coatings allow for ease of movement in tight quarters – an extremely important attribute when physicians are performing delicate catheterization procedures in the tiny blood vessels of the heart and brain.

SurModics has engineered lubricious coatings that can reduce friction over 90 percent on medical devices such as catheters and the extremely small metal guidewires often used in conjunction with catheters and other devices. The surfaces created by lubricious coatings can smooth the way in many medical procedures, allowing for shortened procedure times, increased patient comfort and reduced tissue irritation and damage.

HEMOCOMPATIBLE COATINGS Blood naturally forms clots when exposed to air or foreign objects – a process that is vital to preventing blood loss, but not beneficial when it interferes with the effectiveness of medical devices. SurModics has developed special hemocompatible, or "blood compatible," coatings that prevent blood components from attaching to a medical device. This reduces the likelihood of thrombus (clot) formation that could cause a heart attack or stroke if they break loose (emboli) and flow downstream.

A wide range of medical devices, including vascular catheters, guidewires and distal protection devices, can benefit from SurModics' hemocompatible coatings. The opportunities for hemocompatible coatings continue to grow as medical device manufacturers develop more and more minimally invasive devices that are deployed through the bloodstream.

SurModics' drug-delivery coatings can add a new dimension to many of today's most commonly used medical devices, including catheters, stents and orthopedic implants. Drug-delivery coatings allow for the controlled, site-specific release of therapeutic drugs from the surface of a medical device.

For example, the beneficial combination of the drug sirolimus, the stent design developed by Cordis Corporation, and SurModics' drug-eluting coating, has been shown to nearly eliminate the occurrence of restenosis, or reclosure of an artery, in patients. Normally, restenosis occurs in 20 to 30 percent of patients receiving an uncoated stent in an angioplasty procedure. Other drug-eluting coatings could help prevent infection or reduce inflammation, thereby lowering the risk of undesirable device-related reactions in the human body.

GENOMICS Scientists conducting genomics research often use microarrays to study interactions among thousands of DNA fragments placed on a single microscope slide. Unfortunately, these slides weren't designed for microarray applications and, therefore, they can produce unreliable results or require extensive preparation before use.

In the late 1990s, SurModics scientists developed a unique surface coating for glass slides that combined improved performance, ease-of-use and consistency to provide an effective and reproducible platform for microarray experiments. SurModics currently coats glass slides exclusively for the CodeLink Bioarray System now owned by Amersham plc, a world leader in medical diagnostics and life sciences. The total microarray market now stands at an estimated $500 million, growing at a rate of 20 percent annually.

TISSUE ENGINEERING Medical experts are making significant inroads in the field of tissue engineering, working with living tissues or cells to treat a wide variety of injuries and diseases. At SurModics, our scientists are developing many coatings for tissue engineering applications. One of these is a method to apply biocompatible polymers – coatings that form a semi-permeable barrier – to specific tissues and cells, rendering them invisible to a patient's immune system.

SurModics is currently working with Novocell, Inc. to develop a coating that encapsulates islet cells – the cells that produce insulin in the human body. If successful, such a coating holds great promise in today's medical market as a treatment for diabetes. According to the American Diabetes Association, diabetes is the fifth-leading cause of death in the United States, affecting over 6 percent of the population and resulting in an estimated $44 billion in medical expenses each year.



STEVE CHUDZIK
Senior Scientist, SurModics

"Our work with Novocell may well lead to an innovative new treatment for diabetes that could virtually eliminate the need for the lifelong administration of immune-suppressive drugs or insulin injections."



Question: WHAT PLANS DOES SURMODICS HAVE IN LIGHT OF ITS CURRENT STRONG CASH POSITION?

Answer:
SurModics has $44 million of cash and investments with no debt. Historically, most of our technology investments have been internal, primarily by adding people and equipment. We are now beginning to look externally as well, and intend to invest in technologies that will expand our growth opportunities for the future.

ANTIMICROBIAL COATINGS Infections associated with implantable medical devices are a serious cause of illness and result in increased healthcare costs. The U.S. Centers for Disease Control reports that approximately 80,000 catheter-related bloodstream infections occur in U.S. intensive-care units each year, leading to millions of dollars in excess medical costs and causing thousands of patient deaths. SurModics' surface modification experts have discovered ways to coat implantable medical devices with antimicrobial compounds that resist or kill bacteria to lower the infection risk from such medical devices. These applications have been slow to commercialize, primarily due to the many FDA hurdles that must be overcome.

SURFACE CHARACTERIZATION In order to develop a highly specialized coating for a medical device, one needs to fully consider the coating's structure, composition and interaction with the surface. In short, you need to understand the coating performance on a microscopic level. How smooth – or rough – is the surface? How thick is the coating? Is the coating uniform? Answering such questions can help SurModics speed optimization of the coating, resulting in faster time-to-market for the Company's customers.

At SurModics, our highly skilled surface characterization personnel rely on an extensive knowledge of chemistry and imaging techniques to make detailed observations about a coating's unique characteristics. SurModics experts can "visualize the invisible," using advanced technology to measure and analyze the coatings they have applied to the surface of a medical device in microscopic detail.

MUHAMMAD LODHI, Ph.D.
Director of Biochemistry, SurModics

"Genomics researchers can use the coated slides developed by SurModics to accurately study thousands of DNA fragments simultaneously, in a single test. Reliability is extremely important in microarrays because of the high cost of DNA sample preparation."



Question: ON HOW MANY PRODUCTS IS SURMODICS RECEIVING ROYALTIES?

Answer:
As of September 30, 2002, SurModics was receiving royalties on over 100 separate products, 65 of which were on the market. The number of products on the market is expected to increase by 9 or 10 in fiscal 2003.

Troubleshooting through surface characterization – A microscopic view of a coating that has separated from an inadequately prepared surface.

SURMODICS, INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SURMODICS IS A LEADING PROVIDER OF SURFACE MODIFICATION SOLUTIONS TO MEDICAL DEVICE MANUFACTURERS. THE COMPANY'S REVENUE IS DERIVED FROM FOUR PRIMARY SOURCES: (1) FEES FROM LICENSING ITS PATENTED COATING TECHNOLOGY TO CUSTOMERS; (2) ROYALTIES RECEIVED FROM LICENSEES; (3) THE SALE OF REAGENT CHEMICALS TO LICENSEES, STABILIZATION PRODUCTS TO THE DIAGNOSTICS INDUSTRY AND COATED GLASS SLIDES TO THE GENOMICS MARKET; AND (4) RESEARCH AND DEVELOPMENT FEES GENERATED ON PROJECTS FOR COMMERCIAL CUSTOMERS AND GOVERNMENT GRANTS.

Fiscal 2002 was another record year for SurModics. Total revenue increased 30% to $29.5 million from $22.7 million in fiscal 2001. Coatings revenue increased 49% to a record $23.6 million from $15.9 million in 2001. Reagent sales and commercial development revenue were particularly strong with triple-digit growth, overshadowing the growth in royalties.

Commercial development revenue grew to $7.4 million from $3.6 million in 2001, a 104% increase. Reagent sales jumped 131% to $6.1 million and coatings royalties increased 20% to $9.4 million. Operating income rose 42% to $10.7 million from $7.6 million in fiscal 2001. Net income was $7.8 million, or $.44 per diluted share, compared to $5.1 million, or $.29 per diluted share, in fiscal 2001. Fiscal 2001 results included a charge of $1.7 million, or $.09 per diluted share, for the cumulative effect of a change in accounting principle related to the adoption of the SEC's Staff Accounting Bulletin No. 101.

CRITICAL ACCOUNTING POLICIES

SurModics' financial statements are based on the application of significant accounting policies, many of which require management to make estimates and assumptions (see *Note 2 to the consolidated financial statements*). Management believes the following are the critical areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Revenue recognition. Revenue on product sales is recognized as products are shipped. Revenue for research and development is recorded as performance progresses under the applicable contract. Royalties are recognized as third-party licensees report sales of the licensed product to SurModics or as minimum royalties become due. The Company recognizes initial license fees over the term of the related agreement. Effective October 1, 2000, the Company adopted Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." As a result of adopting SAB 101, the Company recorded a cumulative effect of a change in accounting principle related to license fees recognized in prior years in the amount of $1,705,000, net of tax of $1,000,000, or $.09 per diluted share. The Company now recognizes initial license fees over the term of the related agreement. Finally, revenue related to performance milestones is recognized based on the achievement of the milestones, as defined in the respective agreements.

Valuation of long-lived assets. The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the *remaining balance of its long-lived assets, such as* the Company's investment in Novocell, Inc. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of the assets, the Company would recognize an impairment loss.

Investments. Investments consist principally of U.S. government and government agency obligations and mortgage-backed securities and are classified as available-for-sale. Available-for-*sale investments are reported at fair value with* unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

RESULTS OF OPERATIONS

Years Ended September 30, 2002 and 2001

Revenue. The Company's revenue was $29.5 million in fiscal 2002, an increase of 30% over fiscal 2001. The revenue components were as follows:

(Dollars in thousands)	**Fiscal 2002**	Fiscal 2001	Increase (Decrease)	% Increase (Decrease)
Coatings revenue:				
Royalties	$ 9,360	$ 7,781	$ 1,579	20%
License fees	684	1,794	(1,110)	(62%)
Reagent sales	6,084	2,638	3,446	131%
Commercial development	7,448	3,648	3,800	104%
Total coatings revenue	23,576	15,861	7,715	49%
Diagnostic royalties	2,449	3,253	(804)	(25%)
Stabilization & slide sales	2,920	3,047	(127)	(4%)
Government research	543	532	11	2%
Total revenue	**$ 29,488**	**$ 22,693**	**$ 6,795**	**30%**

The revenue growth in fiscal 2002 was primarily because of strong increases in reagent sales and commercial development revenue. Sales of reagent chemicals (chemicals that SurModics manufactures and sells to licensees for coating their medical devices) increased 131% over last year due mostly to increased demand by Cordis Corporation, a Johnson & Johnson company. During the past year, Cordis began manufacturing stents utilizing a SurModics coating for sale in Europe and in anticipation of U.S. FDA approval. As a result, Cordis purchased 65% of the reagents sold during fiscal 2002, up from 16% in fiscal 2001. Management expects somewhat flat reagent revenue growth next year. Cordis' demand should continue to grow, but internal manufacturing efficiencies have been passed on to Cordis in the form of lower reagent prices. Cordis also largely influenced the 104% growth in commercial development revenue. Cordis represented 84% of the Company's commercial development revenue, up from 66% in fiscal 2001, as SurModics coated stents in support of Cordis' various clinical trials and performed other development projects. We expect commercial development revenue to decline next year as Cordis transitions from multiple clinical trials, where SurModics provides coating support, to manufacturing their own product for commercial sale. Cordis Corporation represented 38% of the Company's total revenue in fiscal 2002, up from 16% in fiscal 2001. Although outpaced by the exceptional growth described above, royalty revenue from coatings was also strong, ending the year 20% above fiscal 2001. The Company expects this growth trend to continue next year as more licensees enter the marketplace with SurModics-coated products. The top 10 product applications accounted for 83% of the royalties received in fiscal 2002.

Revenue from license fees declined 62% to $684,000 in fiscal 2002 from nearly $1.8 million last year. Included in last year's results was a $1.0 million milestone payment from Motorola Life Sciences. No similar milestone payment was received in 2002. Excluding this payment, license fee revenue would have ended fiscal 2002 down 14%.

In total, non-coatings revenue decreased 13% in fiscal 2002. One component, diagnostic royalties, decreased 25% from fiscal 2001. Revenue in the prior year included proceeds from patent infringement settlements that offset an overall trend of decreasing revenue. The sole licensee of these diagnostic patents has been subject to regulatory issues that have prevented them from manufacturing certain royalty-generating products resulting in decreased revenue. As such, the Company expects sales to remain at current levels until the licensee resumes manufacturing. Sales of stabilization and coated glass slides decreased 4% between years. SurModics licensed its genomics technology on an exclusive basis to Motorola Life Sciences in fiscal 2000. During fiscal 2002, Motorola sold its CodeLink business to Amersham plc. Slide sales decreased 25% in fiscal 2002, but management expects fiscal 2003 slide sales to recover as the transition to Amersham is completed. Finally, revenue from government grants increased 2%. The Company continues to de-emphasize its reliance on the government to fund its research projects.

In fiscal 2003, management expects overall revenue growth to exceed 25%. A significant event impacting this rate of growth will be the timing of Cordis' launch of its drug-eluting stent in the U.S. If U.S. regulatory approval allows stent sales to begin on April 1, 2003, SurModics will receive royalties in only its fourth quarter of fiscal 2003. If approval is received sooner, royalties will also be generated in the third quarter. Royalties will also be positively impacted by the 9 or 10 new coated products that clients are expected to launch in fiscal 2003. Several of these products have the potential to generate significant annual royalties.

Revenue will fluctuate from quarter to quarter depending on, among other factors: success of clients in selling coated medical devices; the timing of introductions of coated products by clients; the number and size of development projects that are entered into; the number of new license agreements that are finalized; and the impact of most medical devices generating lower sales during the summer months, which results in relatively lower royalty revenue to SurModics in the first quarter of each fiscal year.

Product costs. The Company's product costs were $2.7 million for fiscal 2002, an increase of $243,000, or 10%, over fiscal 2001. Overall product margins averaged 70%, a significant increase from the 57% margins in fiscal 2001. The 131% increase in relatively higher margin reagent sales boosted overall product margins despite a slight decrease in margins from stabilization and slide products. In fiscal 2003, management expects overall product margins to be in the mid-60 percent range because of the decrease in reagent pricing discussed above.

Research and development expense. Research and development expense was $9.7 million for fiscal 2002, an increase of $1.7 million, or 21%, over fiscal 2001. Most of this increase was because of compensation and benefit expenses associated with the technical personnel hired by the Company during the last two years. In addition, the Company incurred increased depreciation related to new equipment purchased during the same time period. In fiscal 2003, management expects research and development expenses to increase 18% to 20% over fiscal 2002, as the Company continues to invest in expanding its coating technology. Depreciation will be a significant component of the increase as certain research and development activities become operational in its facility in Bloomington, Minnesota.

Sales and marketing expense. Sales and marketing expense was $1.6 million for fiscal 2002, a decrease of $130,000, or 8%, from fiscal 2001. Increased recruiting costs were partially offset by a decrease in business travel and promotional expense. In fiscal 2003, management expects sales and marketing expenses to increase in the 8% to 10% range as the Company adds marketing staff.

General and administrative expense. General and administrative expense was $4.8 million for fiscal 2002, an increase of $1.8 million, or 61%, over fiscal 2001. The increase was primarily because of operating costs associated with the Bloomington property acquired in early 2002. This property is currently undergoing improvements and the holding cost is being allocated to corporate general and administrative expense. The balance of the increase was attributed to higher bonus expenses, benefit costs, employer taxes on stock option exercises and increased professional fees and legal costs. In fiscal 2003, management expects general and administrative expenses to decrease as construction is completed at the new facility and the related costs are allocated to the operating units.

Other income, net. The Company's other income was $1.7 million for fiscal 2002, a decrease of $1.4 million, or 45%, from fiscal 2001. Interest earned on the Company's investments decreased 32% to $1.6 million. Approximately $750,000 of the decrease was due to lower yields and smaller investment balances related to capital expenditures made during the year. The remaining decrease was the result of lower capital gains on investment sales. Last year, the Company sold investments to generate $700,000 of gains to utilize fully a tax capital loss carryforward before it expired. Management expects little change in other income next year.

Income tax expense. The Company's income tax provision was $4.6 million in fiscal year 2002 compared to $3.8 million in fiscal 2001. The effective tax rate was 37% in fiscal 2002, a slight increase from 36% in fiscal 2001 because the Company entered a higher federal tax bracket and utilization of the capital loss carryforward discussed above.


9.7%
17.9%
29.2%
33.3%
36.3%
1998
1999
2000
2001
2002
OPERATING MARGINS


$4,522
$5,248
$6,797
$7,997
$9,714
1998
1999
2000
2001
2002
R&D EXPENSE
(in thousands)

Years Ended September 30, 2001 and 2000

Revenue. The Company's revenue was $22.7 million in fiscal 2001, an increase of 24% over fiscal 2000. The revenue components were as follows:

(Dollars in thousands)	Fiscal 2001	Fiscal 2000	Increase (Decrease)	% Increase (Decrease)
Coatings revenue:				
Royalties	$ 7,781	$ 6,763	$ 1,018	15%
License fees	1,794	1,470	324	22%
Reagent sales	2,638	2,393	245	10%
Commercial development	3,648	1,445	2,203	152%
Total coatings revenue	15,861	12,071	3,790	31%
Diagnostic royalties	3,253	2,917	336	12%
Stabilization & slide sales	3,047	2,687	360	13%
Government research	532	604	(72)	(12%)
Total revenue	**$ 22,693**	**$ 18,279**	**$ 4,414**	**24%**

The revenue growth in fiscal 2001 was mostly due to a 31% increase in total coatings revenue, especially commercial development and royalty revenue. An increase in customer-funded development activity resulted in a 152% rise in commercial development revenue. The two largest components of this were collaborative work performed with Cordis on its drug-eluting stent and Motorola Life Sciences on genomics projects. A single customer accounted for approximately 66% of the commercial development revenue in 2001 and 63% in fiscal 2000. Coatings royalties increased 15% due to sales growth of previously introduced coated products by licensees, new coated products introduced in 2001, and increased minimum royalties. The top 10 product applications accounted for 84% of the coatings royalties received in fiscal 2001.

Reagent sales increased 10% due to additional coated products on the market and increased production of previously introduced devices by licensed clients. A single customer purchased 38% of the reagents sold during fiscal 2001, down from 55% in fiscal 2000. More importantly, reagent sales to all other customers increased 53% between years. During fiscal 2001, SurModics signed 10 new license agreements resulting in a 22% increase in license fee revenue to $1.8 million.

In total, non-coatings revenue sources increased 10% in fiscal 2001. Diagnostic royalties increased 12%, most of which was due to proceeds from patent infringement settlements. Stabilization and slide sales grew 13% between years. A 31% decrease in stabilization chemical sales was more than offset by a 141% increase in sales of 3D-Link™ Activated Slides. Finally, revenue from government grants decreased 12% as the Company continued to de-emphasize its reliance on the government to fund its research projects.

Product costs. The Company's product costs were $2.4 million for fiscal 2001, an increase of $500,000, or 28%, over fiscal 2000. Overall product margins averaged 57%, a decrease from 63% in fiscal 2000. Reagent margins increased in 2001, while stabilization and slide margins declined. A portion of this decrease was due to a 15% reduction in stabilization product pricing. In addition, the Company completed additional manufacturing capacity in the first quarter, which added to certain overhead cost allocations.

Research and development expense. Research and development expense was $8.0 million for fiscal 2001, an increase of $1.2 million, or 18%, over fiscal 2000. Most of this increase was due to compensation and benefit expenses associated with the technical personnel hired by the Company during the year. In addition, the Company incurred increased legal fees associated with patents and increased depreciation from the full-year impact of the build-out of additional lab space in the prior year.

Sales and marketing expense. Sales and marketing expense was $1.7 million for fiscal 2001, an increase of $125,000, or 8%, over fiscal 2000. Increased compensation and benefit expenses, travel, and consulting fees were partially offset by a decrease in recruiting costs associated with sales and marketing positions filled in the last quarter of fiscal 2000.

General and administrative expense. General and administrative expense was $3.0 million for fiscal 2001, an increase of $300,000, or 12%, over fiscal 2000. The increase was primarily due to higher compensation and benefit costs, increased professional fees and higher utility costs. In addition, the Company expanded its operation within the current facility, eliminating tenant rental income that previously offset a portion of operating costs.

Other income, net. The Company's other income was $3.1 million for fiscal 2001, an increase of $1.6 million, or 116%, over fiscal 2000. Interest earned on the Company's investments amounted to $2.3 million, an increase of 66% from fiscal 2000. The increase was due to the additional $7.8 million of cash provided by operating activities during the year, and the full year impact of the $13.0 million in proceeds from the issuance of Common Stock in the fourth quarter of fiscal 2000. The remaining $701,000 of other income represented capital gains on investment sales to take advantage of an expiring tax capital loss carryforward.

Income tax expense. The Company's income tax provision was $3.8 million in fiscal 2001 compared to $2.5 million in fiscal 2000. The effective tax rate was 36% in fiscal 2001, a slight decrease from 37% in fiscal 2000 due to the utilization of the capital loss carryforward discussed above.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2002, the Company had working capital of $15.8 million and cash, cash equivalents and investments totaling $43.9 million. The Company generated positive cash flows from operating activities of $14.3 million in fiscal 2002, $7.8 million in fiscal 2001, and $7.4 million in fiscal 2000. The increase in cash flows in fiscal 2002 was primarily due to the increased net income generated during the year and tax benefits from the exercise of employee stock options.

On October 1, 2001, the Company purchased a facility in Bloomington, Minnesota, situated on 27 acres of land, for approximately $7.1 million and expended an additional $4.0 million throughout the year on capital improvements. Management estimates it will invest $12.5 million to construct additional manufacturing capacity at this same location during fiscal 2003. With the planned expansion into the Bloomington facility, the Company sold property located in Orono, Minnesota, for $2.4 million. Terms of the sales included a $500,000 cash down payment and a note for $1.9 million.

On December 7, 2001, the Company announced an alliance with Novocell, Inc., a privately held Irvine, California-based biotech firm that is developing a potential cure for diabetes. Included in other assets is the $4.0 million equity investment in Novocell, representing an ownership interest of less than 15%. The investment is accounted for under the cost basis.

The significant decrease in investing activities in fiscal 2002 from last year was primarily because of lower activity in the Company's available-for-sale investment portfolio. In fiscal 2001, investing activities increased as certain investments were sold to generate gains (the proceeds were then reinvested) to fully utilize an expiring tax capital loss carryforward.


$2,123
$4,412
$7,377
$7,811
$14,313
1998
1999
2000
2001
2002
OPERATING CASH FLOW
(in thousands)


$24,305
$31,958
$50,749
$60,583
$77,248
1998
1999
2000
2001
2002
TOTAL ASSETS
(in thousands)

SurModics' investment policy requires investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. The Company's investments principally consist of U.S. government and government agency obligations and investment-grade, interest-bearing corporate debt securities with varying maturity dates, the majority of which are five years or less. Because of the credit criteria of the Company's investment policies, the primary market risk associated with these investments is interest rate risk. SurModics does not use derivative financial instruments to manage interest rate risk or to speculate on future changes in interest rates. A one percentage point increase in interest rates would result in an approximate $520,000 decrease in the fair value of the Company's available-for-sale securities as of September 30, 2002, but no material impact on the results of operations or cash flows. Management believes that a reasonable change in raw material prices would not have a material impact on future earnings or cash flows because the Company's inventory exposure is not material. Also, the Company's foreign currency exposure is not significant since all sales contracts are denominated in U.S. dollars.

The most significant financing activity over the last three years was the fiscal 2000 sale of almost 800,000 shares of Common Stock to Motorola, Inc. in a private placement that generated $13.0 million. All other financing activity in the last three years was related to proceeds from stock option exercises.

During the last several years, a significant source of cash provided by operating activities was the result of tax benefits from the exercise of employee stock options. Management expects the impact of tax benefits from option exercise activity to be less significant in fiscal 2003, therefore the cash outlay for income taxes will increase next year. In addition, as discussed above, the Company expects to expend in excess of $12.5 million to construct additional reagent manufacturing capacity at its new location in Bloomington, Minnesota.

As of September 30, 2002, the Company had no debt, nor did it have any credit agreements. The Company believes that its existing capital resources will be adequate to fund SurModics' operations into the foreseeable future.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used, or newly acquired. The Company adopted this statement on October 1, 2002, with no impact on the financial statements.

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after September 30, 2002, with early application encouraged. Management believes there will be no impact to the financial statements from adoption of this statement.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 requires that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process. The Company adopted SAB 101 effective October 1, 2000. As a result, the Company reported a charge to fiscal 2001 earnings of $1.7 million, net of taxes, or $.09 per diluted share, for the cumulative effect of a change in accounting principle. Had the accounting change been applied retroactively, net income would have decreased by $600,000 to $3.7 million, or $.22 per diluted share, in the year ended September 30, 2000. As of September 30, 2002, the Company had $2.5 million in additional deferred revenue, net of deferred costs, that will be recognized as revenue in the future.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report and other written and oral statements made from time to time by the Company do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" that provide current expectations or forecasts of future events. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such statements can be identified by the use of terminology such as "anticipate," "believe," "estimate," "expect," "intend," "may," "could," "possible," "plan," "project," "will," "forecast" and similar words or expressions. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development programs, sales efforts, and the impact of the Cordis agreement. One must carefully consider forward-looking statements and understand that such statements involve a variety of risks and uncertainties, known and unknown, and may be affected by inaccurate assumptions. Consequently, no forward-looking statement can be guaranteed and actual results may vary materially. The Company undertakes no obligation to update any forward-looking statement.

Although it is not possible to create a comprehensive list of all factors that may cause actual results to differ from the Company's forward-looking statements, such factors include, among others: (i) the trend of consolidation in the medical device industry, resulting in more significant, complex and long-term contracts than in the past and potentially greater pricing pressures; (ii) the Company's ability to attract new licensees and to enter into agreements for additional product applications with existing licensees, the willingness of potential customers to sign license agreements under the terms offered by the Company, and the Company's ability to maintain satisfactory relationships with its licensees; (iii) the success of existing licensees in selling products incorporating SurModics' technology and the timing of new product introductions by licensees; (iv) the difficulties and uncertainties associated with the lengthy and costly new product development and foreign and domestic regulatory approval processes, such as delays, difficulties or failures in achieving acceptable clinical results or obtaining foreign or FDA marketing clearances, which may result in lost market opportunities or postpone or preclude product commercialization by licensees; (v) efficacy or safety concerns with respect to products marketed by SurModics and its licensees, whether scientifically justified or not, that may lead to product recalls, withdrawals or declining sales; (vi) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; (vii) economic and other factors over which the Company has no control, including changes in inflation and consumer confidence; and (viii) acts of God or terrorism which impact the Company's personnel or facilities. Investors are advised to consult any further disclosures by the Company on this subject in its filings with the Securities and Exchange Commission.

SURMODICS, INC.
BALANCE SHEETS

As of September 30
(in thousands, except share data)

	2002	2001
Assets		
Current Assets		
Cash and cash equivalents	**$ 9,207**	$ 9,044
Short-term investments	**3,942**	5,796
Accounts receivable, net of allowance for doubtful accounts of $40	**5,506**	3,245
Inventories	**746**	724
Deferred tax asset	**417**	297
Prepaids and other	**1,058**	877
Total current assets	**20,876**	19,983
Property and Equipment, net	**18,836**	7,672
Long-Term Investments	**30,726**	29,565
Deferred Tax Asset	**740**	646
Other Assets, net	**6,070**	2,717
	$ 77,248	$ 60,583
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 877**	$ 553
Accrued liabilities—		
Compensation	**1,332**	874
Accrued construction-in-progress	**1,922**	—
Other	**645**	798
Deferred revenue	**281**	303
Total current liabilities	**5,057**	2,528
Deferred Revenue, less current portion	**2,196**	2,355
Total liabilities	**7,253**	4,883
Commitments and Contingencies (Note 6)		
Stockholders' Equity		
Series A preferred stock- $.05 par value, 450,000 shares authorized; no shares issued and outstanding	**—**	—
Common stock- $.05 par value, 45,000,000 shares authorized; 17,271,594 and 16,760,501 shares issued and outstanding	**864**	838
Additional paid-in capital	**53,936**	47,777
Unearned compensation	**(460)**	(376)
Accumulated other comprehensive income	**673**	275
Retained earnings	**14,982**	7,186
Total stockholders' equity	**69,995**	55,700
	$ 77,248	$ 60,583

The accompanying notes are an integral part of these balance sheets.

SURMODICS, INC.

STATEMENTS OF INCOME

For the years ended September 30

(in thousands, except net income per share)

	2002	2001	2000
Revenue			
Royalties	**$ 11,809**	$ 11,034	$ 9,680
License fees	**684**	1,794	1,470
Product sales	**9,004**	5,685	5,080
Research and development	**7,991**	4,180	2,049
Total revenue	**29,488**	22,693	18,279
Operating Costs and Expenses			
Product	**2,683**	2,440	1,903
Research and development	**9,714**	7,997	6,797
Sales and marketing	**1,568**	1,698	1,573
General and administrative	**4,814**	2,992	2,673
Total operating costs and expenses	**18,779**	15,127	12,946
Income from Operations	**10,709**	7,566	5,333
Other Income			
Investment income	**1,609**	2,354	1,418
Gain (loss) on sale of investments and real property	**79**	701	(2)
Other income, net	**1,688**	3,055	1,416
Income Before Income Taxes	**12,397**	10,621	6,749
Income Tax Provision	**4,601**	3,807	2,509
Income Before Cumulative Effect of a Change in Accounting Principle	**7,796**	6,814	4,240
Cumulative Effect of a Change in Accounting Principle, Net of Tax	—	(1,705)	—
Net Income	**$ 7,796**	$ 5,109	$ 4,240
Basic net income per share before cumulative effect of a change in accounting principle	**$ .46**	$ .41	$ .27
Cumulative effect of a change in accounting principle	—	(.10)	—
Basic Net Income per Share	**$ .46**	$ .31	$ .27
Diluted net income per share before cumulative effect of a change in accounting principle	**$ .44**	$ .38	$ .25
Cumulative effect of a change in accounting principle	—	(.09)	—
Diluted Net Income per Share	**$ .44**	$ .29	$ .25
Weighted Average Shares Outstanding			
Basic	**17,016**	16,692	15,699
Dilutive effect of outstanding stock options	**806**	1,158	1,119
Diluted	**17,822**	17,850	16,818

The accompanying notes are an integral part of these financial statements.

SURMODICS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended September 30, 2002, 2001 and 2000
(in thousands)

	Common Stock		Additional
	Shares	Amount	Paid-In Capital
Balance, September 30, 1999	15,404	$ 770	$ 31,624
Components of comprehensive income, net of tax:			
Net income	—	—	—
Unrealized holding gains on available-for-sale *securities arising during the period*	—	—	—
Total comprehensive income			
Issuance of common stock	794	40	12,960
Common stock options exercised, net	360	18	220
Tax benefit from exercise of stock options	—	—	818
Restricted stock activity	(2)	—	118
Net loan activity	—	—	—
Amortization of unearned compensation	—	—	—
Balance, September 30, 2000	16,556	828	45,740
Components of comprehensive income, net of tax:			
Net income	—	—	—
Unrealized holding gains on available-for-sale securities arising during the period	—	—	—
Less reclassification for gains included in net income	—	—	—
Total comprehensive income			
Issuance of common stock	22	1	279
Common stock options exercised, net	177	9	168
Tax benefit from exercise of stock options	—	—	1,392
Restricted stock activity	6	—	198
Net loan activity	—	—	—
Amortization of unearned compensation	—	—	—
Balance, September 30, 2001	16,761	838	47,777
Components of comprehensive income, net of tax:			
Net income	—	—	—
Unrealized holding gains on available-for-sale *securities arising during the period*	—	—	—
Less reclassification for gains included in net income	—	—	—
Total comprehensive income			
Issuance of common stock	13	1	335
Common stock options exercised, net	492	25	928
Tax benefit from exercise of stock options	—	—	4,784
Restricted stock activity	6	—	112
Amortization of unearned compensation	—	—	—
Balance, September 30, 2002	17,272	$ 864	$ 53,936

The accompanying notes are an integral part of these financial statements.

Unearned Compensation	Stock Purchase Notes Receivable	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
$ (267)	$ (58)	$ (187)	$ (2,163)	$ 29,719
—	—	—	4,240	4,240
—	—	141	—	141
				4,381
—	—	—	—	13,000
—	—	—	—	238
—	—	—	—	818
(118)	—	—	—	—
—	51	—	—	51
96	—	—	—	96
(289)	(7)	(46)	2,077	48,303
—	—	—	5,109	5,109
—	—	762	—	762
—	—	(441)	—	(441)
				5,430
—	—	—	—	280
—	—	—	—	177
—	—	—	—	1,392
(198)	—	—	—	—
—	7	—	—	7
111	—	—	—	111
(376)	—	275	7,186	55,700
—	—	—	7,796	7,796
—	—	578	—	578
—	—	(180)	—	(180)
				8,194
—	—	—	—	336
—	—	—	—	953
—	—	—	—	4,784
(218)	—	—	—	(106)
134	—	—	—	134
$ (460)	$ —	$ 673	$ 14,982	$ 69,995

SURMODICS, INC.
STATEMENTS OF CASH FLOWS

For the years ended September 30
(in thousands)

	2002	2001	2000
Operating Activities			
Net income	**$ 7,796**	$ 5,109	$ 4,240
Adjustments to reconcile net income to net cash provided by operating activities—			
Depreciation and amortization	**1,867**	1,547	1,126
Loss (gain) on sale of investments and real property	**(79)**	(701)	2
Amortization of unearned compensation, net	**134**	111	96
Tax benefit from exercise of stock options	**4,784**	1,392	818
Deferred tax provision	**(214)**	(31)	1,553
Cumulative effect of a change in accounting principle, net of tax	**—**	1,705	—
Change in operating assets and liabilities:			
Accounts receivable	**(2,261)**	(1,839)	27
Inventories	**(22)**	(224)	(41)
Accounts payable and accrued liabilities	**2,551**	(94)	(8)
Deferred revenue	**(181)**	470	215
Prepaids and other	**(62)**	366	(651)
Net cash provided by operating activities	**14,313**	7,811	7,377
Investing Activities			
Purchases of property and equipment, net	**(13,004)**	(2,053)	(2,994)
Purchases of available-for-sale investments	**(39,513)**	(81,907)	(52,862)
Sales/maturities of available-for-sale investments	**40,683**	85,708	34,725
Purchase of equity in Novocell, Inc.	**(4,000)**	—	—
Proceeds from sale of real property	**500**	—	—
Purchase of real property	**—**	(2,489)	—
Repayment of notes receivable	**1**	7	51
Net cash used in investing activities	**(15,333)**	(734)	(21,080)
Financing Activities			
Issuance of common stock, net	**1,183**	457	13,238
Net cash provided by financing activities	**1,183**	457	13,238
Net increase (decrease) in cash and cash equivalents	**163**	7,534	(465)
Cash and Cash Equivalents			
Beginning of year	**9,044**	1,510	1,975
End of year	**$ 9,207**	$ 9,044	$ 1,510
Supplemental Information			
Cash paid for income taxes	**$ 1,075**	$ 1,232	$ 67
Noncash transaction—Note receivable from sale of real property	**$ 1,900**	$ —	$ —

The accompanying notes are an integral part of these financial statements.

SURMODICS, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 AND 2001

1. DESCRIPTION

SurModics, Inc. (the Company) develops, manufactures and markets innovative surface modification solutions to the medical device industry. The Company's revenue is derived from the following: fees from licensing its patented technology to customers; royalties received from licensees; the sale of reagent chemicals to licensees, stabilization products to the diagnostic industry and coated glass slides to the genomics market; and research and development fees generated on projects for commercial customers and government grants. The Company markets its products through a direct sales force primarily in the United States and certain international markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

Investments

Investments consist principally of U.S. government and government agency obligations and mortgage-backed securities and are classified as available-for-sale as of September 30, 2002 and 2001. Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of stockholders' equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

The amortized cost, unrealized holding gains and losses, and fair value of investments as of September 30 were as follows *(in thousands)*:

	2002			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government obligations	$ 11,260	$ 471	$ —	$ 11,731
Mortgage-backed securities	10,913	228	(4)	11,137
Municipal bonds	5,036	254	—	5,290
Asset-backed securities	3,766	95	(7)	3,854
Corporate bonds	2,645	11	—	2,656
Total	$ 33,620	$ 1,059	$ (11)	$ 34,668

	2001			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
U.S. government obligations	$ 11,210	$ 82	$ (5)	$ 11,287
Mortgage-backed securities	11,204	266	(5)	11,465
Municipal bonds	6,022	254	—	6,276
Corporate bonds	3,268	17	(220)	3,065
Asset-backed securities	3,221	52	(5)	3,268
Total	$ 34,925	$ 671	$ (235)	$ 35,361

The amortized cost and fair value of investments by contractual maturity at September 30, 2002, were as follows:

	Amortized Cost	Fair Value
Debt securities due within:		
One year	$ 3,922	$ 3,942
One to five years	18,880	19,531
Five years or more	10,818	11,195
Total	$ 33,620	$ 34,668

The following table summarizes sales of available-for-sale securities for the years ended September 30, 2002, 2001 and 2000.

	2002	2001	2000
Proceeds from sales	**$ 33,227**	$ 77,131	$ 33,413
Gross realized gains	**$ 194**	$ 705	$ 35
Gross realized losses	**$ (14)**	$ (4)	$ (37)

Inventories

Inventories are stated at the lower of cost or market using the specific identification method and include direct labor, materials and overhead. Inventories consisted of the following components as of September 30 *(in thousands)*:

	2002	2001
Raw materials	**$ 408**	$ 269
Finished products	**338**	455
Total inventories	**$ 746**	$ 724

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over 3 to 20 years, the estimated useful lives of the assets. Included in construction-in-progress is the cost to purchase the Bloomington site and the costs-to-date to remodel the facilities. Upon completion, construction-in-progress will be transferred to the specific property and equipment categories and will begin to depreciate over the estimated useful lives of the assets. Property and equipment consisted of the following components as of September 30 *(in thousands)*:

	2002	2001	Useful Life (in years)
Laboratory fixtures and equipment	$ 6,986	$ 5,718	3 to 5
Building and improvements	6,360	6,213	5 to 20
Office furniture and equipment	2,823	2,401	3 to 5
Construction-in-progress	11,102	—	
Less-accumulated depreciation and amortization	(8,435)	(6,660)	
Property and equipment, net	$ 18,836	$ 7,672	

Other Assets

Other assets consist principally of investments and acquired patents. In December 2001, the Company invested $4.0 million in privately held Novocell, Inc., an Irvine, California-based biotech firm that is developing a potential cure for diabetes. The Company's investment represents less than 15% ownership of Novocell and is accounted for under the cost method of accounting. In June 2002, the Company sold real property for approximately $2.4 million. The terms of the sale agreement included a $500,000 cash down payment and a note receivable for $1.9 million, which is collateralized by the assets. Finally, the cost of patents is amortized over 7 to 12 years. Other assets consisted of the following components as of September 30 *(in thousands)*:

	2002	2001
Investment in Novocell	**$ 4,000**	$ —
Note receivable	**1,869**	—
Real property held for resale	**—**	2,489
Patents and other	**339**	341
Less-accumulated amortization	**(138)**	(113)
Other assets, net	**$ 6,070**	$ 2,717

Impairment of Long-Lived Assets

The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets. If such events or circumstances were to indicate that the carrying amount of these assets would not be recoverable, the Company would estimate the future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) were less than the carrying amount of the assets, the Company would recognize an impairment loss. No such impairment losses were required to be recorded in the years ended September 30, 2002, 2001 and 2000.

Revenue Recognition

Revenue on product sales is recognized as products are shipped. Revenue for research and development is recorded as performance progresses under the applicable contract. Royalties are recognized as third-party licensees report sales of the licensed product or as minimum royalties become due. Cash received prior to performance is recorded as deferred revenue in the accompanying balance sheets.

Prior to October 1, 2000, the Company recognized initial license fees as revenue upon receipt, after a license agreement transferring the technology was executed and all significant obligations had been performed. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 required that license and other up-front fees be recognized over the term of the agreement unless the fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process.

Effective October 1, 2000, the Company adopted SAB 101. The Company now recognizes initial license fees over the term of the related agreement. As a result of adopting SAB 101, the Company recorded a cumulative effect of a change in accounting principle related to license fees recognized in prior years in the amount of $1,705,000, net of tax of $1,000,000, or $.09 per diluted share. Revenue related to performance milestones is recognized based on the achievement of the milestone, as defined in the respective agreements.

Certain non-refundable license fees and research and development revenue are recoverable by the licensees as offsets against a percentage of future earned royalties.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used for such items as depreciable lives and uncollectible accounts. Ultimate results could differ from those estimates.

New Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The Company adopted this statement on October 1, 2002, with no impact to the financial statements.

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 replaces Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by SFAS No. 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after September 30, 2002, with early application encouraged. Management believes there will be no impact to the financial statements from adoption of this statement.

3. STOCKHOLDERS' EQUITY

1999 Employee Stock Purchase Plan

Under the 1999 Employee Stock Purchase Plan ("Stock Purchase Plan") the Company is authorized to issue up to 200,000 shares of Common Stock. All full-time and part-time employees can choose to have up to 10% of their annual compensation withheld to purchase the Company's Common Stock at purchase prices defined within the provisions of the Stock Purchase Plan. The Company issued 12,548 and 21,764 shares under the Stock Purchase Plan during fiscal 2002 and 2001, respectively. As of September 30, 2002 and 2001, there was approximately $248,000 and $209,000, respectively, of employee contributions included in accrued liabilities in the accompanying balance sheets.

Restricted Stock Awards

The Company has entered into restricted stock agreements with certain key employees, covering the issuance of Common Stock ("Restricted Stock"). The Restricted Stock will be released to the key employees if they are employed by the Company at the end of a five-year waiting period. Unearned compensation has been recognized for the estimated fair value of the applicable common shares, reflected as a reduction of stockholders' equity, and is being charged to income over the five-year term.

Transactions in restricted stock were as follows:

Outstanding at September 30, 1999	145,000
Granted	11,000
Canceled	(12,500)
Vested	(48,000)
Outstanding at September 30, 2000	95,500
Granted	5,500
Outstanding at September 30, 2001	101,000
Granted	8,000
Canceled	(2,000)
Vested	(52,000)
Outstanding at September 30, 2002	55,000

Stock Purchase Notes Receivable

The Company established a loan program during fiscal 1997 to assist employees in purchasing shares of the Company's Common Stock. The loans were collateralized by the employees' purchased shares and required annual interest payments at a rate equal to prime at the date of issuance. All loans have been repaid in full. This program has been discontinued, with no additional loans granted since fiscal 1997.

4. STOCK-BASED COMPENSATION PLAN

Under the Company's 1997 Incentive Stock Option Plan (the "Plan"), 1.2 million shares of Common Stock were reserved for issuance to employees and officers. The Plan requires that the option price per share be at least 100% of the fair market value of the Common Stock on the date of the grant or 110% with respect to optionees who own more than 10% of the total combined voting power of all classes of stock. Options expire in five to seven years or upon termination of employment and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing one year after the date of grant.

Under the Company's Nonqualified Stock Option Plan, 1,944,480 shares of Common Stock were reserved for issuance to outside directors, employees and officers. The options are granted at fair market value on the date of grant. Options expire in 7 to 10 years and are exercisable at a rate of 20% per year from the date of grant or 20% per year commencing two years after the date of grant.

As of September 30, 2002, there were 500,240 additional shares available for grant under the stock plans. Information regarding stock options under all plans is summarized as follows:

	2002		2001		2000	
Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,383,260	$ 8.41	1,565,560	$ 7.45	1,748,580	$ 3.76
Granted	154,350	34.80	16,550	42.29	267,800	23.96
Exercised	(515,655)	3.07	(191,510)	3.26	(417,720)	2.56
Canceled	(57,740)	18.82	(7,340)	15.50	(33,100)	4.83
Outstanding, end of year	964,215	$ 14.86	1,383,260	$ 8.41	1,565,560	$ 7.45
Exercisable, end of year	493,933	$ 8.41	851,190	$ 4.80	727,280	$ 3.19
Weighted average fair value of options granted	$ 24.80		$ 31.11		$ 17.34	

Exercise Price Range	Shares Outstanding at September 30, 2002	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Shares Exercisable at September 30, 2002	Weighted Average Exercise Price
$2.50 – $4.75	290,885	$ 3.03	2.98	242,805	$ 2.96
$5.78 – $14.06	303,970	8.16	4.43	171,110	8.05
$20.31 – $27.00	207,610	24.90	5.17	75,788	24.94
$30.13 – $53.00	161,750	35.86	6.22	4,230	40.70
	964,215	$ 14.86	4.45	493,933	$ 8.41

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 3.69%, 4.51% and 5.95%; expected lives of 7.1, 7.0 and 7.3; and expected volatility of 73%, 77% and 72%.

The Company accounts for the options under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the options been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income would have been the following pro forma amounts for the years ended September 30 *(in thousands, except per share data)*:

	2002	2001	2000
Net income:			
As reported	**$ 7,796**	$ 5,109	$ 4,240
Pro forma	**$ 6,613**	$ 4,096	$ 3,860
Diluted net income per share:			
As reported	**$ .44**	$ .29	$ .25
Pro forma	**$ .37**	$ .23	$ .23

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma information may not be representative of that to be expected in future periods.

5. INCOME TAXES

The Company utilizes the liability method to account for income taxes. Deferred taxes are based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws.

The deferred income tax provision reflects the net change during the year in deferred tax assets and liabilities. Income taxes in the accompanying statements of income for the years ended September 30 were as follows *(in thousands)*:

	2002	2001	2000
Current provision:			
Federal	**$ 4,611**	$ 2,672	$ 904
State and foreign	**423**	362	77
Total current provision	**5,034**	3,034	981
Deferred provision (benefit):			
Federal	**(578)**	832	1,528
State	**145**	(59)	—
Total deferred provision (benefit)	**(433)**	773	1,528
Total provision	**$ 4,601**	$ 3,807	$ 2,509

The reconciliation of the difference between amounts calculated at the applicable statutory federal tax rate and the Company's effective tax rate was as follows *(in thousands)*:

	2002	2001	2000
Amount at statutory federal income tax rate	**$ 4,339**	$ 3,605	$ 2,500
Change due to:			
Reversal of tax valuation allowance	**—**	(161)	—
State taxes	**360**	201	—
Rate difference for deferred tax assets	**68**	—	—
Other	**(166)**	162	9
Income tax provision	**$ 4,601**	$ 3,807	$ 2,509

The components of deferred income taxes consisted of the following as of September 30 and result from differences in the recognition of transactions for income tax and financial reporting purposes *(in thousands)*:

	2002	2001
Depreciation	**$ 604**	$ 455
Deferred revenue	**916**	996
Accruals and reserves	**360**	297
Restricted stock amortization	**103**	—
Net operating loss carryforward	**78**	—
R&D credit carryforward	**118**	—
Equity items	**(388)**	(169)
Other	**(634)**	(636)
Total deferred tax assets	**1,157**	943
Current deferred tax assets	**417**	297
Noncurrent deferred tax assets	**$ 740**	$ 646

6. COMMITMENTS AND CONTINGENCIES

Under provisions contained in the government research contracts, representatives of the government agencies have the right to access and review the Company's underlying records of contract costs. The government retains the right to reject expenses considered unallowable under the terms of the contract. The Defense Contract Audit Agency has reviewed the contracts through 1989. In the opinion of management, future amounts due, if any, with respect to open contract years will not have a material impact on the financial position or results of operations of the Company.

7. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) retirement and savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 60% of their compensation, subject to a maximum limit determined by the Internal Revenue Service. The Company matches 50% of each dollar of the first 6% of the tax deferral elected by each employee. Company contributions totaling $193,000, $166,000 and $138,000 have been charged to income for the years ended September 30, 2002, 2001 and 2000, respectively.

8. OPERATING SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

The Company manages its business on the basis of three business segments: licensing, manufacturing, and research and development. The licensing segment includes all license fees and royalty revenue generated from the transfer of the Company's technology. No expenses are allocated to the licensing segment. The manufacturing segment includes revenue from the sale of chemical reagents, stabilization products and DNA slides. The expenses include all production costs, including analytical costs to verify quality of the finished products and certain technical support. The research and development segment includes the revenue generated from development projects for commercial customers and research revenue received from government grants. The expenses include all costs of the Company's technical personnel. Corporate includes all administrative, sales and marketing costs of the Company. These costs, along with interest income and income taxes, are not allocated to the other business segments. The Company's assets are not reviewed by business segment. The accounting policies for segment reporting are the same as for the Company as a whole (see Note 2).

(in thousands)	Licensing	Manufacturing	Research & Development	Corporate	Consolidated
Year Ended September 30, 2002					
Revenue:					
Coatings	$ 10,044	$ 6,084	$ 7,448	$ —	$ 23,576
Diagnostic	2,449	—	—	—	2,449
Stabilization & slide sales	—	2,920	—	—	2,920
Government	—	—	543	—	543
Total revenue	12,493	9,004	7,991	—	29,488
Operating expenses	—	2,683	9,714	6,382	18,779
Operating income (loss)	12,493	6,321	(1,723)	(6,382)	10,709
Other income				1,688	1,688
Income tax provision				(4,601)	(4,601)
Net income					$ 7,796
Year Ended September 30, 2001					
Revenue:					
Coatings	$ 9,575	$ 2,638	$ 3,648	$ —	$ 15,861
Diagnostic	3,253	—	—	—	3,253
Stabilization & slide sales	—	3,047	—	—	3,047
Government	—	—	532	—	532
Total revenue	12,828	5,685	4,180	—	22,693
Operating expenses	—	2,440	7,997	4,690	15,127
Operating income (loss)	12,828	3,245	(3,817)	(4,690)	7,566
Other income				3,055	3,055
Income tax provision				(3,807)	(3,807)
Income before cumulative effect of a change in accounting principle					$ 6,814
Year Ended September 30, 2000					
Revenue:					
Coatings	$ 8,233	$ 2,393	$ 1,445	$ —	$ 12,071
Diagnostic	2,917	—	—	—	2,917
Stabilization & slide sales	—	2,687	—	—	2,687
Government	—	—	604	—	604
Total revenue	11,150	5,080	2,049	—	18,279
Operating expenses	—	1,903	6,797	4,246	12,946
Operating income (loss)	11,150	3,177	(4,748)	(4,246)	5,333
Other income				1,416	1,416
Income tax provision				(2,509)	(2,509)
Net income					$ 4,240

Major Customers

Revenue from customers that exceed 10% of total revenue was as follows for the years ended September 30:

	2002	2001	2000
Cordis Corporation	38%	16%	9%
Medtronic, Inc.	14%	16%	24%
Amersham plc (including business recently acquired from Motorola, Inc.)	12%	15%	7%
Abbott Laboratories	11%	19%	20%

The revenue from each of the customers is derived from all three revenue segments.

Geographic Revenue

Geographic revenue was as follows for the years ended September 30:

	2002	2001	2000
Domestic	80%	89%	89%
Foreign	20%	11%	11%

9. QUARTERLY FINANCIAL DATA

The following is a summary of the unaudited quarterly results for the years ended September 30, 2002 and 2001 *(in thousands, except per share data)*. The results for 2001 reflect the Company's adoption of SAB 101 in the fourth quarter of 2001 (see Note 2).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2002				
Revenue	$ 6,059	$ 7,109	$ 7,601	$ 8,719
Income from operations	1,819	2,385	2,903	3,602
Net income	1,410	1,758	2,031	2,597
Net income per share:				
Basic	.08	.10	.12	.16
Diluted	.08	.10	.11	.15
Fiscal 2001				
Revenue	$ 4,757	$ 5,443	$ 5,675	$ 6,818
Income from operations	1,256	1,698	1,884	2,728
Net income (loss)	(380)	1,610	1,675	2,204
Net income (loss) per share:				
Basic	(.02)	.10	.10	.13
Diluted	(.02)	.09	.09	.12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

SurModics, Inc.
Eden Prairie, Minnesota:

We have audited the accompanying balance sheet of SurModics, Inc. (the Company) as of September 30, 2002, and the related statements of income, stockholders' equity and cash flows for the year ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended September 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated October 23, 2001.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 2002, and the results of its operations and its cash flows for the year ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Minneapolis, Minnesota
October 22, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

This is a copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this Annual Report.

To SurModics, Inc.:

We have audited the accompanying balance sheets of SurModics, Inc. (a Minnesota corporation) as of September 30, 2001 and 2000, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SurModics, Inc. as of September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective October 1, 2000, the Company changed its method of accounting for revenue recognition of license fees.

Arthur Andersen LLP
Minneapolis, Minnesota
October 23, 2001

REPORT OF MANAGEMENT

The management of SurModics, Inc. is responsible for the integrity of the financial statements and other financial information contained in this annual report. The financial statements and related information were prepared in accordance with generally accepted accounting principles and include some amounts that are based on management's best estimates and judgments.

To meet its responsibility, management depends on its accounting systems and related internal accounting controls. These systems are designed to provide reasonable assurance, at an appropriate cost, that financial records are reliable for use in preparing financial statements and that assets are safeguarded. Qualified personnel throughout the organization maintain and monitor these internal accounting controls on an ongoing basis.

The Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Company, meets at least twice per year with the Company's independent public accountants, as well as management, to review accounting, auditing, internal control, financial reporting and other matters.



Dale R. Olseth
Chairman and Chief Executive Officer



Stephen C. Hathaway
Vice President and Chief Financial Officer

CORPORATE INFORMATION

HEADQUARTERS

SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344-3523
952.829.2700
952.829.2743 fax
www.surmodics.com

LEGAL COUNSEL

Fredrikson & Byron PA, Minneapolis, Minnesota

INDEPENDENT PUBLIC ACCOUNTANTS

Deloitte & Touche LLP, Minneapolis, Minnesota

INVESTOR RELATIONS COUNSEL

Padilla Speer Beardsley Inc., Minneapolis, Minnesota

INFORMATION REQUESTS

Shareholders, securities analysts and investors seeking additional information about the Company should contact Stephen C. Hathaway, Vice President and Chief Financial Officer, at 952.829.2700.

Requests for copies of news releases describing *significant company events, quarterly financial* results and Form 10-K and Form 10-Q Reports as filed with the Securities and Exchange Commission may be obtained from Investor Relations at the Company's principal address.

You may also learn more about SurModics at our Web site: www.surmodics.com.

ANNUAL MEETING

The annual meeting of SurModics, Inc. shareholders will take place on January 27, 2003, beginning at 4:00 p.m. at the Hotel Sofitel in Bloomington, Minnesota.

STOCK LISTING AND PRICE HISTORY

SurModics' stock is traded on the Nasdaq National Market under the symbol "SRDX." The table below sets forth the range of high and low closing sale prices for the Company's Common Stock, as reported by Nasdaq, for the last two years.

Fiscal Quarter Ended:	High	Low
September 30, 2002	$ 31.77	$ 19.95
June 30, 2002	$ 45.64	$ 22.03
March 31, 2002	$ 46.50	$ 32.40
December 31, 2001	$ 45.20	$ 31.59
September 30, 2001	$ 59.00	$ 35.37
June 30, 2001	$ 59.37	$ 35.37
March 31, 2001	$ 37.06	$ 23.25
December 31, 2000	$ 36.81	$ 20.81

According to the records of the Company's transfer agent, as of November 15, 2002, the Company had 293 holders of record of the Company's Common Stock and approximately 5,100 beneficial owners of shares registered in nominee or street name.

The Company has never paid any cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future.

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038
800.937.5449

BOARD OF DIRECTORS

DALE R. OLSETH – Director since 1986
Chairman and Chief Executive Officer
SurModics, Inc.

JOSÉ H. BEDOYA – Director since 2002 [2]
President and founder
Otologics LLC

GERALD B. FISCHER – Director since 2002 [1]
President and Chief Executive Officer
University of Minnesota Foundation

PATRICK E. GUIRE, Ph.D. – Director since 1990
Senior Vice President and Chief Scientific Officer
SurModics, Inc.

KENNETH H. KELLER, Ph.D. – Director since 1997 [1][2]
Professor of Science and Technology Policy
Hubert H. Humphrey Institute of Public Affairs
University of Minnesota

DAVID A. KOCH – Director since 1988 [1][2]
Retired Chairman of the Board and Chief Executive Officer
Graco Inc.

KENDRICK B. MELROSE – Director since 1988 [2]
Chairman of the Board and Chief Executive Officer
The Toro Company

JOHN A. MESLOW – Director since 2000 [2]
Retired Senior Vice President and President of the Neurological Business
Medtronic, Inc.

[1] Member of the Audit Committee
[2] Member of the Organization and Compensation Committee

OFFICERS

DALE R. OLSETH
Chairman and Chief Executive Officer

JAMES C. POWELL
President and Chief Operating Officer

RICHARD C. CARLSON
Vice President of Strategic Planning

LISE W. DURAN, Ph.D.
Vice President of Product Development

ROBERT W. ELLIOTT, JR.
Vice President, Licensing Counsel

PATRICK E. GUIRE, Ph.D.
Senior Vice President and Chief Scientific Officer

STEPHEN C. HATHAWAY
Vice President and Chief Financial Officer

JANE M. NICHOLS
Vice President of Marketing

MARIE J. VERSEN
Vice President of Quality Management and Regulatory Compliance

GREGORY T. YUNG
Vice President of Sales


SurModics

SurModics, Inc.
9924 West 74th Street
Eden Prairie, Minnesota 55344-3523
952.829.2700
952.829.2743 Fax
www.surmodics.com